SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 16, 2018

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary
Tel: (852) 2605-5822    Fax: (852) 2691-1724
Email: albert@bonso.com
Unit 1404, 14/F, Cheuk Nang Centre,
9 Hillwood Road, Tsimshatsui
Kowloon, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__     Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______      No ___X__

Exhibits

99.1  Press Release dated March 16, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 16, 2018	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary

Exhibit 99.1

Bonso Electronics Announces Annual General Meeting Results

HONG KONG, March 16, 2018 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced the results of the Company's Annual General Meeting of Shareholders (the "AGM") held on March 7, 2018, in Fu Yong, Shenzhen, Guangdong, Peoples Republic of China.

At the AGM, the shareholders approved and ratified (i) the appointment of Mr. Anthony So, Mr. Andrew So, Mr. Albert So, Mr. Kim Wah Chung, Mr. Woo Ping Fok, and Mr. Henry F. Schlueter as members of the Board of Directors to serve for the ensuing year; and (ii) the appointment of Moore Stephens CPA Limited, as Bonso's independent registered public accounting firm for the fiscal year ending March 31, 2018.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the demand for our products, among other things, involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics